

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Yang Chong Yi
Chief Executive Officer
Nhale, Inc.
42 Mott Street
4th Floor
New York, NY 10013

> **Re: Nhale, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed September 20, 2021**
> **File No. 000-56324**

Dear Dr. Chong Yi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed September 20, 2021

Introductory Comment, page iii

1.   We note your disclosure that "[t]he Company is not currently organized under a variable interest entity (VIE) creating a question of whether China's Foreign Investment Law (FIL) prevents foreign ownership in [y]our company." Please amend your disclosure to clarify, if true, that while foreign investors are not permitted to own equity in your contemplated Chinese entities, regardless of any VIE structure, foreign investors are permitted to own equity in your Nevada company. If this statement is incorrect, and there is a question as to whether foreign investors can own equity in your Nevada company, please revise to explain the uncertainty. Please also expand your discussion regarding the "question" of China's Foreign Investment Law to clarify to investors that Chinese law prohibits direct foreign investment in Chinese operating companies and that a VIE structure could be used to replicate foreign investment in Chinese operating companies.

2. We note your disclosure that "[t]he VIE structure enables a Chinese company to list on an overseas stock exchange . . . ." Please clarify that you are discussing the listing of an offshore shell company on an overseas stock exchange, not the listing of a Chinese operating company.

3. We note your disclosure that "[t]he Chinese government could rule that the structure is against public policy . . . ." Please clarify whether such "structure" pertains to a contemplated VIE and whether "public policy" also includes Chinese law and regulations.

4. We note your disclosure that "because investors do not have direct equity ownership through the VIE structure, substantial legal uncertainties surround the contractual arrangements associated VIEs." Please amend your disclosure to clarify, if true, that foreign investors do not and will not directly own equity in your contemplated Chinese entities, regardless of any VIE structure. Please also amend your disclosure throughout the registration statement to clarify that you do not currently use a VIE structure, but that if you do implement one, there would be substantial legal uncertainties surrounding the related contractual arrangements.

5. We note your disclosure that you "will be required to submit information about [y]our business to CRSC for approval." Please clarify whether CSRC approval is required to list and offer your securities on the OTC Markets. Please also discuss whether you have submitted the information required by CSRC and received your required approvals in connection with your business.

6. We note your revisions in response to our prior comment 3. Your new disclosure states that actions by China could significantly limit or completely hinder "*your* ability to offer or continue to offer securities" (emphasis added). Please revise to clarify that limitations will be on the *company's* ability to offer or continue to offer securities, which in turn impacts liquidity for investors. Please make similar revisions in your risk factors on pages 5 and 6.

7. Your revised disclosure indicates that "there will not be obstacles [to investment and dividend payments] if transactions are legal and reasonable after proper registration." You also state that you will work out "financial plans" to guarantee cash flow on parent company level, subsidiaries level and VIE level regarding daily operation and dividends pay out. As currently presented, this disclosure suggests that you will not face any restrictions on the ability to transfer cash between entities, across borders, and to U.S. investors. Please revise this disclosure to remove such a guarantee and instead indicate the restrictions that you may face when and if you implement your business plan.

8.   Please provide a specific cross-reference to the each of your Risk Factors that discuss the risks facing the company and the offering as a result of your potential VIE structure and your contemplated operations in China. In doing so, please separately refer to each of your first six risk factors, which pertain to legal and regulatory risks, information and regulatory oversight, the regulatory environment, shareholder rights and recourse, greater Chinese regulatory oversight, and the company's organizational structure.

Item 1.A Risk Factors
Risks Relating to Our Business
Risks Related to the Company's Organizational Structure, page 6

9.   Please revise your risk factor to acknowledge that your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you have any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Rhonda Keaveney